[LETTERHEAD OF WIEN & MALKIN LLP]

April 30, 2004

To Participants in 250 West 57th St. Associates L.L.C.

Federal Identification Number 13-6083380

We enclose the annual report of 250 West 57th St. Associates L.L.C. ("Associates") for the year ended December 31, 2003. Associates, which is treated as a partnership for income tax purposes, owns the Fisk Building at 250 West 57th Street, New York City.

The reported income for 2003 was $2,501,788. This was less than distributions of $2,819,623 representing the current monthly distributions totaling $720,000 per annum and the additional distribution of $2,099,623, which was paid to participants on November 30, 2003. The difference results primarily from depreciation of building improvements and amortization of mortgage refinancing costs.

Since the inception of this investment, a portion of the distributions has constituted a return of capital, and has not been reportable as income. As a result, the book value on December 31, 2003 of an original cash investment of $10,000 was a deficit balance of $4,179.

Additional rent for the lease year ended September 30, 2003 was $3,105,416 (including $23,255 of interest earned and retained on funds borrowed for the improvement program) or an excess of $2,353,416 over advances of $752,000 by the lessee against additional rent ($720,000 to participants, $32,000 to Wien & Malkin LLP). As approved by the participants, Wien & Malkin LLP receives an additional payment for supervisory services of 10% of distributions in excess of 15% per annum on the original cash investment of $3,600,000. After reserving $20,000 for advances by Associates for payment of New York State 2004 estimated tax for non-resident individual investors and deducting $500 for the annual New York State 2004 LLC filing fees, $2,332,915 is available for distribution. Accordingly, Wien & Malkin LLP received $233,292 of the additional rent and the balance of $2,099,623 was distributed to the participants on November 30, 2003. The additional distribution of $2,099,623 represented an annual return of about 58.3% on the original cash investment of $3,600,000. Regular monthly distributions are at the rate of 20% per annum on the cash investment so that total distributions for the year ended December 31, 2003 were about 78.3% on the original cash investment.

Schedule K-1 forms (Form 1065), containing 2003 tax information, were mailed to the participants on March 12, 2004.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:fm

Encs.

250 WEST 57TH STREET ASSOCIATES L.L.C.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

[LETTERHEAD OF J.H. COHN LLP]

Independent Auditors' Report

To the Members' of

250 West 57th Street Associates L.L.C.

We have audited the accompanying balance sheet of 250 West 57th Street Associates L.L.C. ("Associates") at December 31, 2003, and the related statements of income and members' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statements, Associates has computed depreciation in accordance with the Modified Accelerated Cost Recovery System required for federal income tax purposes, which does not allocate depreciation to expense over the estimated useful lives of the assets. In our opinion, those assets should be depreciated over their estimated useful lives to conform with accounting principles generally accepted in the United States of America ("US GAAP"). If the financial statements were corrected for that departure from US GAAP, based on a straight line depreciation method, accumulated depreciation would be increased by approximately $2,400,000 at December 31, 2003 and net income would be decreased by approximately $223,000 for the year then ended.

In our opinion, except for the effects of computing depreciation as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of 250 West 57th Street Associates LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York

March 1, 2004

250 WEST 57TH STREET ASSOCIATES L.L.C.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash and money market accounts:
Fleet Bank - checking			$ 127,286
Emigrant Savings Bank - checking			66,937
Distribution account held by Wien & Malkin LLP			60,000
Emigrant Savings Bank - money market			3,202,884
Fidelity Investments - money market			57,382

Total cash and money market accounts			3,514,489
Rents receivable			23,256

Fisk Building, 250 West 57th Street, New York City:
Land		$ 2,117,435
Building	$ 4,940,682
Accumulated depreciation	(4,940,682)	-

Building improvements	11,319,669
Accumulated depreciation	(1,131,461)	10,188,208
Improvements in progress		658,190	12,963,833
Mortgage refinancing costs, net of accumulated
amortization of $320,544			197,226

Total assets			$ 16,698,804

LIABILITIES AND MEMBERS' DEFICIT

Mortgage payable			$ 15,500,000
Due to Fisk Building Associates L.L.C.			2,636,327
Accrued interest on mortgage payable			64,894
Accounts payable			2,116

Total liabilities			18,203,337

Members' deficit			(1,504,533)
Total liabilities and members' deficit			$ 16,698,804
250 WEST 57TH STREET ASSOCIATES L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Income:
Basic rent income			$ 788,020
Additional rent income			3,082,161
Interest and dividend income			27,902

Total income			3,898,083

Expenses:
Interest on mortgage payable			760,022
Supervisory services			293,292
Professional fees			6,955

Total expenses			1,060,269

Income before depreciation and amortization			2,837,814

Depreciation and amortization expense:
Depreciation of building improvements	$ 233,277
Amortization of mortgage refinancing costs	102,749

Total depreciation and amortization expense			336,026

Net income			$ 2,501,788

250 WEST 57TH STREET ASSOCIATES L.L.C.
STATEMENT OF MEMBERS' DEFICIT
YEAR ENDED DECEMBER 31, 2003

Members' deficit, January 1, 2003		$ (1,186,698)

Add: net income for the year ended December 31, 2003		2,501,788

		1,315,090

Less distributions to members:
Monthly distributions January 1, 2003 through December 31, 2003	$ 720,000
Distribution on November 30, 2003	2,099,623

Total distributions to members		2,819,623

Members' deficit, December 31, 2003		$ (1,504,533)

250 WEST 57TH STREET ASSOCIATES L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net income	$ 2,501,788
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of building improvements	233,277
Amortization of mortgage refinancing costs	102,749
Change in operating assets and liabilities:
Rents receivable	(17,587)
Accrued interest on mortgage payable	9,117
Accounts payable	2,116

Net cash provided by operating activities	2,831,460

Cash flows from investing activities:
Purchases of building improvements	(3,526,509)

Cash flows from financing activities:
Proceeds from mortgage payable	3,500,000
Due to Fisk Building Associates L.L.C.	1,322,344
Distributions paid:
Monthly distributions January 1, 2003 through December 31, 2003	(720,000)
Distribution on November 30, 2003	(2,099,623)

Net cash provided by financing activities	2,002,721

Net increase in cash and cash equivalents	1,307,672

Cash and cash equivalents, beginning of year	2,206,817

Cash and cash equivalents, end of year	$ 3,514,489

Supplemental disclosure of cash flow information:
Cash paid during the year for interest on mortgage payable	$ 750,906

250 WEST 57TH STREET ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - BUSINESS ACTIVITY

250 West 57th Street Associates L.L.C. ("Associates") is a New York State limited liability entity which owns commercial property at 250 West 57th Street in New York City. The property is net leased to Fisk Building Associates L.L.C. (the "Lessee").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America, except for depreciation and amortization of the building improvements which has been computed using the Modified Accelerated Cost Recovery System, which is a federal income tax method of computing depreciation and amortization. The building improvements are being amortized over 39 years. Had Associates computed depreciation and amortization using accounting principles generally accepted in the United States of America it would have resulted in additional depreciation and amortization expense of approximately $223,000 for the year ended December 31, 2003.

Building and building improvements

Building and building improvements are stated at cost less accumulated depreciation.

Mortgage refinancing cost

Mortgage refinancing costs are being amortized using the straight line method over the life of the related mortgage payable.

Revenue recognition

Basic rent income is recognized as earned. Additional rent income is earned based on the Lessee's operating profit, as defined, for the lease year ending September 30.

Use of Estimates

In preparing financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - MORTGAGE PAYABLE

Effective November 17, 2000, Associates obtained a new mortgage payable with Emigrant Savings Bank in the amount of $15,500,000. At the closing, Associates was advanced $7,000,000 to pay off the existing first and second mortgages payable, closing and related costs and the costs of improvements made to the building. During 2002 Associates was advanced an additional $5,000,000 to pay for the cost of additional building improvements. Through May 2003, Associates was advanced the remaining $3,500,000 which was placed in a money market account and will be used for additional building improvements, as required.

250 WEST 57TH STREET ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 3 - MORTGAGE PAYABLE - continued

Monthly payments under the mortgage payable are interest only until December 1, 2005, when the entire outstanding principal balance is due. Amounts advanced at the closing bear interest at the rate of 7.511% per annum throughout the term of the mortgage payable. Amounts advanced after the closing bear interest at a floating rate equal to 1.65 percentage points above the 30, 60, 90, 180 or 360 day LIBOR or the yield on 30-day U.S. Treasury Securities, as selected by Associates. On June 1, 2003 the interest rate on all amounts advanced following the closing were converted to a fixed rate equal to 1.65 percentage points above the then-current yield on U.S. Treasury Securities having the closest maturity to December 1, 2005, which was 3.12% per annum at December 31, 2003.

The mortgage payable may be prepaid at any time, in whole only, upon payment of a prepayment of penalty based on a yield maintenance formula. There will be no prepayment penalty if the mortgage payable is paid in full during the last 90 days of the term thereof.

NOTE 4 - INCOME TAXES

Associates is treated as a partnership for both Federal and New York State income tax purposes. Accordingly, Associates has not recorded an income tax provision for Federal or New York State in these financial statements. The members' of the limited liability company report their share of the income or loss of Associates on their income tax returns.

NOTE 5 - LEASE

The lease modification, effective October 1, 1984, provides for a renewal term of 25 years from October 1, 2003 through September 30, 2028. The participants in Associates have consented to the granting of options to the Lessee to extend the lease for three additional 25 year renewal terms. There is no change in the terms of the lease during the renewal period.

Basic rent income is equal to the sum of $28,000, payable monthly to Wien & Malkin LLP ("Wien & Malkin") for supervisory services, plus the installment payments for interest and amortization (not including any balloon principal payment due at maturity) required annually under the $15,500,000 first mortgage payable. Basic rent income shall be adjusted on a dollar-for-dollar basis by changes in the annual debt service on the mortgage payable.

Primary additional rent income is equal to the lesser of $752,000 per annum or the net operating profit of the Lessee, as defined in the lease modification, after deduction of basic rent. Advances against primary additional rent income are paid by the Lessee based on its net operating profit for the prior year, up to a maximum amount of $752,000. Primary additional rent income for the lease years ended September 30, 2003 and 2002 was $752,000 in each year. Advances against primary additional rent income of $752,000 per annum for the lease year ending September 30, 2004 are currently being paid. No other additional rent income is accrued by Associates for the period between the end of the lease year ending September 30 and the Associates calendar year ending December 31. Primary additional rent income is included in additional rent income in the accompanying financial statements.

Secondary additional rent income is equal to 50% of the net operating profit of the Lessee after payment of basic rent income and primary additional rent income for lease years ending September 30. Secondary additional rent income for the lease years ended September 30, 2003 and 2002 was $2,330,161 and $1,152,633, respectively and is included in additional rent income in the accompanying financial statements.

250 WEST 57TH STREET ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 6 - RELATED PARTY TRANSACTIONS

(a) Rent Income

All rent income is received by Associates from the Lessee, a related party, some of whose members are also members in Associates. Beneficial interests in the Lessee are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members.

(b) Supervisory and Other Services

Supervisory and other services are provided to Associates by Wien & Malkin, a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in Associates are held by one or more persons at Wien & Malkin, their family members and/or trusts, limited liability companies or similar entities owned for their family members. Wien & Malkin provides an additional fee equal to 10% of all distributions received by the participants in excess of 15% per annum on the initial cash investment of $3,600,000.

For the year ended December 31, 2003 Wien & Malkin received the following from Associates:

Basic supervisory services $ 40,000

Additional supervisory services 253,292

Other services 1,632

$ 294,924

NOTE 7 - CONCENTRATIONS

Associates maintain cash balances with two banks and a money market fund (Fidelity U.S. Treasury Income Portfolio). The bank balances are insured by the Federal Deposit Insurance Corp. up to $100,000 each. At December 31, 2003 Associates had balances of approximately $3,220,000 that were not insured. The distribution account held by Wien & Malkin is not insured. The funds held in the distribution account were paid to the participants on January 1, 2004. Funds held by Associates are placed in high quality institutions in order to minimize the risk.

NOTE 8 - CONTINGENCIES

Wien & Malkin and Peter L. Malkin, a member in Associates, have been engaged in a proceeding with Helmsley-Spear, Inc. which commenced in 1997 concerning the management, leasing and supervision of the property subject to the net lease, in which Wien & Malkin and Mr. Malkin have sought an order removing Helmsley-Spear. In this connection, certain costs for legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) a competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these financial statements.

250 WEST 57TH STREET ASSOCIATES L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 8 - CONTINGENCIES - continued

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the arbitrators, which was confirmed by the court, (i) reaffirms the right of the investors in the Lessee to vote to terminate Helmsley-Spear without cause, (ii) dismisses Helmsley-Spear's claims against Wien & Malkin and Peter Malkin, and (iii) rejects the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgment of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

At the Lessee's May 20, 2002 special meeting, a vote of the investors was conducted on proposals for the removal without cause of Helmsley-Spear as managing and leasing agent and its replacement by one or a combination of designated independent firms (Cushman & Wakefield, CB Richard Ellis, formerly Insignia/ ESG, and Newmark Realty), including payment by the Lessee of the expenses for the preparation of the solicitation statement, the solicitation of votes, and the implementation of the new program. On May 21, 2002, the proponents of the proposals, Peter L. Malkin and Wien & Malkin, filed a court application to determine and confirm all investors' votes for removal without cause and replacement and to set the final date for Helmsley-Spear's termination. Helmsley-Spear filed objections, and on September 10, 2002 the court confirmed such votes and ruled that Helmsley-Spear has been discharged and must effect an orderly transition and departure within 60 days. Helmsley-Spear's appeal was rejected by the Appellate Division on February 20, 2003. In August 2003, the Appellate Division granted Helmsley-Spear's application for rehearing and issued a new opinion confirming the termination of Helmsley-Spear at the property. In January 2004, the Appellate Division denied Helmsley-Spear's application for a further rehearing. Since November 20, 2002, Helmsley-Spear is not the managing and leasing agent and has been replaced by Cushman & Wakefield, Inc.

In accord with the Lessee's May 20, 2002 vote, the expenses for the preparation of the solicitation statement, the solicitation of votes and the implementation of the new program are being paid by the Lessee. Such payments have totaled $287,348 (including $75,000 plus disbursements of $11,077 to Wien & Malkin) and are included in other professional fees of the Lessee.